U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File No. 0-12210                             CUSIP No.  None

NOTIFICATION OF LATE FILING

               [ X ] Form 10-K and 10 KSB [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For the Period Ended December 31, 1997

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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PART I.  Registration Information

Presidential Associates I Limited Partnership
          (Full Name of Registrant)

5 Cambridge Center, Cambridge, Massachusetts                 02142
   (Address of Principal Executive Office)                 (Zip Code)

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PART II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without reasonable effort or expense;

[X]     (b)     The subject annual report will be filed on or before the
fifteenth calendar day following the prescribed due date; and

[ ]     (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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PART III. Narrative

        An entity in which the registrant has an investment was unable to complete its audited financial statements timely. Accordingly, the registrant was unable to obtain all necessary information to prepare the annual report prior to its due date. The registrant will file its Form 10-KSB report prior to the expiration of the 15-day extension period.


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PART IV.  Other Information

(1) Name and telephone number of person in contact in regard to this notification:

        David J. Heymann            516                 681-3636
       (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        YES  [ X ]      NO [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        YES [ ]         NO [ X ]

        Presidential Associates I Limited Partnership
        (Name of registrant as specified in charter)

        has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998           By:   Winthrop Financial Co., Inc.,
                                              Managing General Partner

                                              By: /s/ Michael L. Ashner
                                                      Michael L. Ashner
                                                        Chief Executive Officer

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